September 17, 2007


WALL ST
BROAD ST

August 2007 Domestic Markets in Review

U.S. stock market indices recovered in the second half of August to finish the month with modest gains, as the Federal Reserve began to address credit-induced liquidity concerns by lowering the discount rate by 50 basis points on August 17th. From its trough on August 15th, the S&P 500 Index rebounded +4.8 percent by month end. Taxable fixed-income securities, particularly U.S. Treasuries, posted solid returns, while high grade municipals had small losses.

August Performance Returns Available

Sit Mutual Funds' August 2007 performance returns are available. To view the results go to the Performance page.

Sit Fund Named Best Minnesota Municipal Debt Fund

Lipper has named the Sit Minnesota Tax-Free Income Fund the 2007 Best Minnesota Municipal Debt Fund.

LIPPER FUND AWARDS US 2007

- Sit Minnesota Tax-Free Income Fund Overview


TwinCities
BUSINESS
The Journey of GENE SIT

Twin Cities Business Magazine features Chairman and Chief Investment Officer Gene Sit.

- Printable Version

The Sit Mutual Funds are managed by Sit Investment Associates, Inc., which has been operating under the highest ethical and professional standards since it was founded in 1981 by Eugene C. Sit. We maintain an uncompromising commitment and adherence to our investment philosophy and style, while continually seeking ways to enhance our investment process.

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